UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

ORBITAL TRACKING CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

68558X100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
12	TYPE OF REPORTING PERSON*

IN

(1)	John Stetson is the trustee of John & Tarra Stetson Charitable Foundation, Inc. (“Charitable Foundation”) and the Manager of Oban Investments, LLC (“Oban”) and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John & Tarra Stetson Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
12	TYPE OF REPORTING PERSON*

OO

(1)	John Stetson is the trustee of Charitable Foundation and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 68558X100

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oban Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0(1)
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		0(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%
12	TYPE OF REPORTING PERSON*

OO

(1)	John Stetson is the Manager of Oban and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Orbital Tracking Corp., a Nevada corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

18851 NE 29th Avenue, Suite 700, Aventura, FL 33180

Item 2(a). Name of Person Filing.

The statement is filed on behalf of John Stetson, Charitable Foundation and Oban (collectively, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

68 Fiesta Way, Fort Lauderdale, FL 33301

Item 2(c). Citizenship.

John Stetson is a citizen of the United States. Charitable Foundation and Oban are organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e). CUSIP Number.

68558X100

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0(1)

(1)	John Stetson is the trustee of Charitable Foundation and the Manager of and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5. Ownership of Five Percent or Less of a Class.

[X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	By:	/s/ John Stetson
John Stetson

John & Tarra Stetson Charitable Foundation, Inc.

Date: February 14, 2017	By:	/s/ John Stetson
John Stetson, Trustee

Oban Investments, LLC

Date: February 14, 2017	By:	/s/ John Stetson
John Stetson, Manager